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                               MEDIAPLEX, INC.
                             177 Steuart Street
                          San Francisco, CA  94105
                         (415) 808-1900 - telephone
                         (415) 808-1901 - facsimile
                              www.mediaplex.com

                               April 27, 2000

VIA EDGAR, OVERNIGHT MAIL AND FACSIMILE

John G. Saia, Esq.
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Mediaplex, Inc. - Withdrawal of Registration Statement on Form S-1

Dear Mr. Saia:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Mediaplex, Inc. (the "Company") hereby requests that the Commission withdraw the Company's Registration Statement on Form S-1 initially filed with the Commission on March 17, 2000 and subsequently amended on March 20, 2000, March 29, 2000 and April 25, 2000 (File No. 333-32754) (the "Registration Statement"). The Registration Statement is being withdrawn due to the fact that the Company and its underwriters have concluded that current market conditions will not permit the sale of the Company's Common Stock at a price per share that would make the offering viable. The Company further advises the Commission that no shares of Common Stock sought to be registered pursuant to the Registration Statement have been sold.

     Please stamp the enclosed additional copy of this letter with the date of receipt and return it to the undersigned in the envelope provided.

     If you should have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned or Michelle L. Whipkey at Wilson Sonsini Goodrich & Rosati at (650) 320-4791.

                                    Very truly yours,

                                    MEDIAPLEX, INC.

                                    /s/ Alan M. Raifman

                                    Alan M. Raifman
                                    Vice President, Legal and Business Affairs